NEWS RELEASE

July, 18 2007	Release 10-2007

CASINO DEPOSIT: INITIATION OF PRE-FEASIBILITY STUDY
and INTENTION TO EXERCISE CASINO OPTION AGREEMENT

Western Copper Corporation ("Western Copper" or “the Company”) has retained M3 Engineering & Technology Corporation of Tucson, Arizona, (“M3”) to prepare a Pre-Feasibility Study on the Casino Deposit (“Casino”). This deposit which has had in excess of 90,000 m. of exploration drilling to date will be positioned for a follow-on Feasibility Study upon successful completion of the Pre-Feasibility Study.

Western Copper representatives recently completed a site visit at Casino including a preliminary assessment of potential operational lay-outs as well as helicopter reconnaissance of a potential access road extension through to the deposit. Western Copper will also undertake both power and transportation studies in conjunction with M3’s Pre-Feasibility Study.

The Casino porphyry copper - molybdenum - gold deposit is located approximately 120 kilometres northwest of the Company's Carmacks Copper Project in the Yukon Territory.

The current NI 43-101 compliant Measured & Indicated Mineral Resources estimate for the Casino deposit is as follows:

Measured

Material	Cut off grade	Tonnes (millions)	Au g/t	Cu %	Mo %
Oxide Gold Cap Supergene Oxide Supergene sulphide Hypogene	0.40 g/t Au 0.3% Cu Eq 0.3% Cu Eq 0.3% Cu Eq	31 25 47 174	0.59 0.46 0.41 0.26	0.07 0.35 0.36 0.21	0.02 0.02 0.03 0.03

Indicated

Material	Cut off grade	Tonnes (millions)	Au g/t	Cu %	Mo %
Oxide Gold Cap Supergene Oxide Supergene sulphide Hypogene	0.40 g/t Au 0.3% Cu Eq 0.3% Cu Eq 0.3% Cu Eq	7 18 76 623	0.48 0.21 0.26 0.21	0.06 0.29 0.30 0.19	0.01 0.01 0.02 0.02

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

Measured and Indicated

Material	Cut off grade	Tonnes (millions)	Au g/t	Cu %	Mo %
Oxide Gold Cap Supergene Oxide Supergene sulphide Hypogene Total (excl oxide gold)	0.40 g/t Au 0.3% Cu Eq 0.3% Cu Eq 0.3% Cu Eq 0.3% Cu Eq	38 42 124 798 964	0.57 0.35 0.32 0.22 0.24	0.07 0.33 0.32 0.20 0.22	0.02 0.02 0.02 0.02 0.02
Contained Metal			million oz	billion lbs	million lbs
Supergene and Hypogene zones Oxide Gold Cap			7.39 0.70	4.67	425

Cu Equivalent Prices: Cu $ 0.90/lb, Au $375/oz., Mo $4/lb

Western Copper will be exercising the option and paying C$ 1 million cash to acquire the Casino Deposit in the Yukon Territory in accordance with its option agreement with Great Basin Gold.

Western Copper has agreed to extend the option completion date from July 15, 2007 to August 17, 2007 latest to allow Great Basin Gold Ltd. to attend to internal corporate administrative matters.

Jonathan Clegg, P.Eng., is the Qualified Person for the technical information in this news release in accordance with NI 43-101.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Contact Chiara Orrigoni Investor Relations & Corporate Communications Phone: 604.684.9497 Email: info@westerncoppercorp.com	David Jensen Vice President, Corporate Development Phone: 604.684.9497 Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM